

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

<u>Via E-Mail</u>
Thomas Jiayao Wu
Chief Financial Officer
China Shengda Packaging Group Inc.
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re: China Shengda Packaging Group Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 28, 2011**
> **File No. 001-34997**

Dear Mr. Wu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian K. Bhandari

Brian K. Bhandari
Accounting Branch Chief

cc: Fang Liu, Esq.
Pillsbury Winthrop Shaw Pittman LLP
Via E-Mail